SAMEX MINING CORP.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

August 30, 2012

To:           All Canadian Securities Regulatory Authorities

RE:  SAMEX Mining Corp. Annual General Meeting – Re-Scheduled

On August 29, 2012 SAMEX Mining Corp. issued a news release announcing the postponement of the annual general meeting of shareholders originally scheduled for September 7, 2012.  The BC Registrar of Companies allowed the extension of the meeting date and the Company will now hold its annual general meeting on October 1, 2012.   In due course, a new Notice of Meeting, Information Circular and form of Proxy for the October 1, 2012 meeting will be filed on SEDAR and mailed out to shareholders to replace ones delivered earlier in relation to the originally planned September 7th meeting.

The re-scheduled annual general meeting of shareholders of SAMEX Mining Corp. will be held at the Ramada Plaza & Conference Centre, Valley Room, 36035 North Parallel Road, Abbotsford, British Columbia on Monday, October 1, 2012 at 2:30 P.M.

As required by Section 2.2 of National Instrument 54-101, we advise the following with respect to the upcoming Re-Scheduled Annual General Meeting for SAMEX Mining Corp.:

CUSIP Number	795912 10 4
Date of Meeting	October 1, 2012
Meeting Type	Annual General Meeting
Record Date for Notice	August 3, 2012
Record Date for Voting	August 3, 2012
Beneficial Ownership Determination Date	August 3, 2012
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to vote	Common
Meeting Location	Abbotsford, BC

Yours truly,

“Larry McLean”
______________________
Larry D. McLean
Vice President, Operations

cc:           Leschert & Company – by email
Attn:  Allen Leschert

Dale Matheson Carr-Hilton LaBonte – by email
Attn:  David Goertz

US Securities & Exchange Commission – filed on EDGAR

Computershare Investor Services Inc. – by email
Attn:  Mita Garcia